Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Hennessy Capital Acquisition Corp. IV

Subject Company: Hennessy Capital Acquisition Corp. IV

SEC File No.: 001-38824

The following is a transcript of a recorded audio presentation made available by Hennessy Capital Acquisition Corp. IV (“HCAC”) and Canoo Holdings Ltd. (“Canoo”) beginning on August 18, 2020.

Canoo Merger with Hennessy Capital
Acquisition IV Corp.

Investor Conference Call Transcript

August 18, 2020

Presenters

Dan Hennessy - Chairman and Chief Executive Officer, Hennessy Capital Acquisition Corp. IV

Ulrich (Ulli) Kranz - Chief Executive Officer, Canoo

Paul Balciunas - Chief Financial Officer, Canoo

Alex Marcinkowski – Head of Corporate Strategy, Canoo

Nicholas Petruska - Chief Financial Officer, Hennessy Capital Acquisition Corp. IV

Presentation

Operator

Ladies and gentlemen, thank you for standing by, and welcome to the Canoo Merger with Hennessy Capital Acquisition Corp. Investor Call.

At this time, all participants are in a listen-only mode. If you require any further assistance, please press star, zero.

I would now like to hand the conference over to your speaker today, Dan Hennessy. Thank you. Please go ahead, sir.

Dan Hennessy - Chairman and Chief Executive Officer, Hennessy Capital Acquisition Corp. IV

Good Morning. I’m Dan Hennessy, Chairman and CEO of Hennessy Capital Acquisition Corp. IV, and I’m really pleased to be with you today to announce our merger with Canoo, the creator of the next generation of affordable, clean electric vehicles for urban environments, and accompanied by the convenience of a hassle-free consumer subscription.

I’ll start us off on Slide 6, but wanted you to take a quick look at the photos on Slides 4 and 5, which are actual driving prototypes of our Canoo lifestyle vehicle, of which there are more than a dozen operating on the road today.

The interior photo, shown on Slide 6, portrays exactly what I experienced when I sat in the front seat of the Company’s first commercial offering, the Canoo lifestyle vehicle. I’m six feet, four inches tall, I was totally comfortable, and impressed by the clean lines, capacious and inviting interior, replete with glass and light, truly a loft on wheels! My android phone was all that was required to control and personalize my experience. No distracting screens or complicated infotainment systems to navigate, and the steer-by-wire driving experience was smooth and responsive.

In fact, Jay Leno came by recently to tour Canoo and test drive the vehicle for his show Jay Leno’s Garage. I highly recommend you watch the full episode, which can be found on the Company’s website in the Press section.

On Slide 7, you can view Canoo’s portfolio of next generation electric vehicle offerings, including a sport vehicle or sedan, and our final-mile delivery vehicle, all of which fit perfectly on the same skateboard chassis as the Canoo lifestyle vehicle, and will be described in greater detail later in this presentation.

Slide 8 provides an executive summary of our merger agreement with Canoo at a pro forma enterprise value of approximately $1.8 billion. Existing Canoo shareholders and Management will continue to own about 72% of the new NASDAQ-listed Canoo, which will trade under the ticker CNOO. Including over $300 million raised through the equity PIPE and the approximate $300 million of HCAC IV cash in trust, we expect to deliver about $600 million of cash proceeds to the Company at the time of the business combination in Q4 of this year, which will fully fund the Company through the start of production of the lifestyle vehicle and allow for advancing the development of the Canoo delivery vehicle.

Turning to Slide 9, you will see that the Hennessy Capital Team has reviewed approximately 190 potential targets for HCAC IV since our IPO in March of 2019. Since late last year, we have been exclusively focused on industrial technology, and in fact, along with our industry advisors, have had the opportunity to perform in-depth analysis of 15 different EV and advanced mobility companies.

What is especially exciting to us is the immense TAM and projected revenue and EBITDA growth for Canoo, shown here, which is supported by our diligence, myriad industry experts and reports on electrification, consumer acceptance and demand drivers. This disruptive growth profile is further validated by the fact that Canoo, unlike almost any other EV company, has created a go-to-market strategy that captures both B2C and B2B demand with the same skateboard architecture.

Based upon our assessments and this team’s proven track record of accomplishment, we can state unequivocally that Canoo is closer to commercial success than any other company we evaluated.

On Slide 10, we summarize these accomplishments. Highlights include only 19 months to a beta vehicle on a $250 million investment, far faster with a more disciplined capital deployment than any other EV start-up, along with a proprietary, proven skateboard platform validated by Hyundai, accompanied by an impressive IP portfolio with future proof autonomous AI and steer-by-wire, and, finally, a leading contract manufacturing partner which de-risks our production plan.

In short, the Canoo Management Team has embraced a process and capital deployment discipline best described as a SMARTER, FASTER, BETTER and SIMPLER approach to all facets of EV commercialization.

On Slide 11, we show summary investment highlights. You will learn and hear more from the Canoo Team on the proprietary, vehicle-agnostic modular skateboard chassis, the multifaceted B2C and B2B product strategy I just referenced, the unique and resilient Canoo subscription model, which elongates the revenue generation horizon and significantly increases ROE per vehicle, the asset-lean outsourced manufacturing and production plan, culminating with what we believe is a highly attractive entry valuation for investors, as we will show later in the presentation.

Turning now to Slide 12, and before I introduce Ulli Kranz, CEO, or as he likes to say “in charge”, along with Paul and Alex, who are also with us today on the call, I want to say that it was a real privilege for us to visit recently with the broader Management Team at the Company’s headquarters in Torrance, California, and meeting almost everyone pictured here. You won’t find a better culture or cohesiveness than the Canoo team, each of whom is a recognized expert in their areas of responsibility.

Thank you, and now over to you, Ulli.

Ulrich (Ulli) Kranz - Chief Executive Officer, Canoo

Thank you, Dan, for the introduction, and before I give you some information about our Management team at Canoo, let me quickly introduce myself. My name is Ulrich Kranz. I’m in the auto industry for more than 40 years, and 33 years I spent with BMW, and I was involved in very exciting and innovative projects at BMW. Just to name a few, I was part of the Development Team bringing the first SUV, or as BMW calls it an SAV, on the road under the BMW brand, and this segment counts today for more than half of the sales of BMW. The second project, what I’m really proud of being part of, is Mini, reinventing the Mini brand. This is also a success story. Mini sales are about 300,000 units per year. The last project I was engaged was called Project i. This was a project dedicated to prepare the BMW group as a whole for the future, and it was not just only bringing products on the road, it was dedicated to new technologies, new mobility services, as well as new production and manufacturing ideas. It was a project that I’m really proud of.

But, today, I have to say I’m very excited to be part of the Canoo Team and we are going to make also a product and bring it to the market, what we call the post-SUV vehicle, and you will hear more about that later on.

Let me quickly introduce the gentlemen underneath my photo. Richard Kim, Richard is in charge of design and brand at Canoo. Richard was also part of my team at BMW at Project i, and he has really a strong record in designing. He worked at VW and Audi prior to BMW.

The gentleman underneath Richard is Paul Balciunas, he’s in charge of Finance and Corporate Development. Paul will be part of the presenters today.

The same goes for Alex Marcinkowski. He’s on the right side on the lower part of the chart. He will present our subscription model.

What you see on this Slide 12 is we have a team of very experienced team members. Some have a strong record from the traditional auto industry, but we also have people in the team that have a proven track record working in start-ups, and a big part of our team is coming from the technology and the tech area. Since we are located in Los Angeles, we could really attract some real experts to join Canoo.

Let’s move to Slide 13. On Slide 13, you see another view, another photo of our vehicle. This is the front view. As I said we have developed from the start a very innovative vehicle that is not only futuristic from the outside, it’s also very innovative from the inside, and it sits on our own proprietary technology, what we call a skateboard chassis.

On Slide 14, I’d like to give you a quick view back. Canoo has been founded at the beginning of 2018, and we have today 300 employees. We are located in Los Angeles and our headquarters has the size of 90,000 square foot, and we have everything, the office, the workshop and all the necessary test equipment under one roof. This is also one of the reasons why we could really move very fast with a laser-focus on bringing our technology to the market.

On Slide 15, I’d like to show you some results. In front of our headquarters in Los Angeles, you see some of our driving prototypes. Within 19 months, from design, development and manufacturing, we brought our first prototype on the road, which I would say is a benchmark when it comes to timing and results, and we are also very happy that we manufactured 32 beta properties, and the other result we have is that we performed more than 50 crash tests, physical crash tests already today, and this was key for us, because we wanted to see as early as possible how the correlation is between our highly sophisticated simulation tools and the physical results. We want to achieve with our product an overall five-star crash rating, and so far the results are very promising, so we are really happy with what we saw between our calculations and the physical results.

If we move to Slide 16, there you see some of the highlights that we already achieved today. These five highlights, we defined at the very early stage when we started the project.

Point 1: We wanted to demonstrate that all our simulation, all our ideas, all our design is proven by physical tests, and we did that already with our beta prototypes.

Point 2: We wanted to design a product for lowest cost in the industry. Our product will be positioned in the mid-segment and they should be really reasonably priced. We had our bill of materials costs for each component in mind right from the beginning, and today I can also say that we are already very close to achieve our target costs.

Position 3: We wanted to develop a highly modular platform, and this is something I will dig in deeper later on during the presentation. This we achieved, as well. We have developed a unique skateboard chassis architecture that allows us to introduce in a very efficient way and very fast different cabins and different vehicles, and this is also something I’m going to touch on later on.

Position 4: We have optimized our product for space efficiency. What that means? We wanted to offer the consumer a vehicle that has a huge flexible interior sitting on a reasonably small footprint, ideally for the urban environment. This is something we achieved, as well.

And last but not least, manufacturability. Right from the start, we wanted to make sure that all components, systems, subsystems are designed in the way that they are easy to manufacture for high volume and in good quality, and we actually could engage a leading contract manufacturer to help our Engineering Team right from the start.

Moving now to Slide 17, this is also something I would consider unique for a start-up. We have three phases of revenue streams. In the first phase, we call it Engineering Services. This is a phase that already exists today. So, we are working for companies and we are already making money with the first revenue stream. The second revenue stream is a B2C. This is a stream that we will have available when we launch our first vehicle, our lifestyle vehicle, by 2022. This is a consumer vehicle and it will be on subscription. The B2B service, that you see on the right side, is our third revenue stream. This will be a vehicle introduced in 2023, what we call a last-mile delivery vehicle, and this will be for sales. Three different revenue streams give us very good flexibility, and it makes also sure that we can really tap into different areas to be profitable.

On Slide 18, I’d like to give you now some more details about our technology. What you see on that photo is what we call our skateboard. This is Canoo’s foundation. What you see, it is a very low profile, very slim skateboard architecture. There are no components sticking out of that structure. The reason for that is we integrated all components that are necessary for driving, like the battery, the motor, the steering, the brake system, everything is integrated in that rolling chassis. One could think about it putting a chair on it and having a gaming controller in your hands; you can actually drive away with it.

The other point what I wanted to make sure is that this is something unique coming from Canoo, because this skateboard does not require a cabin to be attached to it to make it functional. How we did that, I’d like to show you on the next slide.

We have five highlights that made it possible to come up with this architecture. The first one is we will be the first company introducing a true steer-by-wire platform. What that means? The steering wheel in our car has no mechanical connections to the wheels on the road. That gave our designers and engineers a huge advantage to position the steering wheel in the vehicle to free up more interior space. With more interior space, we could really fulfill our promise that we have a big cabin space on a relatively small footprint.

Position 2: We have a composite leaf spring suspension. What that means? We installed glass fiber leaf springs in the front and in the rear of the vehicle. They are both mounted transversal. With that architecture, we could remove all the pieces that usually stick out of a skateboard, like struts, strut towers or dampeners. Everything is incorporated in the skateboard, and again, this frees up more interior space. It is about 30% more interior space compared to a traditional vehicle architecture.

Point 3: That also frees up more space in the cabin because there are only a few components needed to make the cabin structure fit for a crash test.

Point 4: The battery modules. In our case, we install our battery modules directly into the skateboard frame. That means we don’t have a box in a box in a box that gets later mounted into a vehicle as a battery pack. We could really get rid of all these enclosures. These are less parts, less weight, less cost, and our battery is actually—our battery modules are actually integrated in the skateboard frame, and the skateboard frame acts as a battery enclosure at the same time.

Last but not least, we designed all our electronic control units in-house, and we did that because of two reasons. One is we wanted to make sure that all the computing power that we put into the electronics is prepared of the next level of autonomy. Let’s assume we go from Level 2.5 to Level 3/Level 4. All the hardware is already installed in the vehicle. The other advantage is we can download and upload a big volume of data into the car and keep our vehicle fresh over the lifetime. The other thing is we have highly integrated all our electronic components into the ECUs and these ECUs are also located in the skateboard frame, and again they usually sit in the cabin. With us having them integrated into the skateboard frame, it frees up additional interior space.

With that said, I hope I could give you some explanation how we achieved a fully integrated, low-profile skateboard that really minimizes the footprint of our vehicle and it is a real modular configuration.

On the next slide, I’d like to show you what Dan mentioned, faster, smarter, better. You see a possible lineup of vehicles. On the right side, you see our skateboard, and what you see on the left side, our skateboard allows us to introduce a variety of different vehicles in various pathways and at very low cost. We can introduce a vehicle within 18 to 20 months, sitting on exactly the same skateboard. The other takeaway is that our skateboard allows at the same time a tall delivery vehicle cabin, as well as a low-riding sports car cabin, so this makes is also very unique and very flexible.

The other point I want to bring across is the dimension of the skateboard was also key when we picked the dimension of the track and the wheelbase, so very flexible architecture.

Moving to Slide 21, I’d like to give you also a quick overview about the feedback we got from the media and from big OEMs.

We introduced our lifestyle vehicle, the Canoo, in September 2019, and after the review we got very positive feedback from the motor press, as well as financial journalists, and what we are also very proud of, that we could attract a company like Hyundai to look into our technology, and we are working already today for the Hyundai company. My colleague Paul will talk about that later on.

On Slide 22, I’d like to show you the Canoo vehicle offerings. From the left you see our lifestyle vehicle, our B2C vehicle that will be available in Q2 2022. Only a year later, by 2023, we are going to introduce what we call a B2B last-mile delivery vehicle to the market, and by 2025, we are going to introduce another B2C consumer vehicle, what we call a sports vehicle. This vehicle will be aerodynamically optimized to achieve a 300 mile range.

What you also can see is these vehicles, the three vehicles, they have a different shape, a different proportion, a different design, but they all are based on the same proprietary Canoo skateboard platform, so this should also give you an idea of how flexible our platform is and what we can introduce in a very short time of different vehicles.

On Slide 23, I’d like to touch on the opportunities that exist in the markets. On the left side, you see the U.S. EV sales forecast, and what for us is more important is the lower left part, the California EV forecast. As you can see, this market is really rapidly growing. We are launching our first product by 2022, our Canoo, and we are planning to produce about 10,000 units. If you see the market demand in California is about 350,000 units, there should be enough room to find customers for our very unique product.

What is even more significant is on the right side, you see the sheer size of the last-mile delivery service market. This is a market that is also growing rapidly, and since we have a relatively small footprint with our skateboard architecture, we can put a huge cargo box on top of it, and some of the logistic companies, the delivery service companies, have already talked to us, because they saw that our architecture is perfectly designed to introduce such last-mile delivery, especially when it comes to the urban environment.

The other thing what supports such a vehicle development is that some of the governments decided already to ban ICEs or combustion engine powered delivery vehicles, from the urban environment. So, there’s a huge market potential for our product.

With that said, I’d like to hand over to my colleague Paul Balciunas. He will give you some more details about Canoo.

Paul Balciunas - Chief Financial Officer, Canoo

Thank you, Ulli. My name is Paul Balciunas and I’m in charge of Finance and Corporate Development at Canoo. I’ve been with the Company since 2018, and I have 17 years of automotive capital markets experience, with the last 10 years specifically focused on electric vehicle industry. It’s a pleasure to be here with you, and thank you for your time.

On Slide 25, it’s helpful to frame the discussion around how we came up with such a unique design for our vehicle. As we looked at what products were that were developed by OEMs offered, we did recognize the key trend that consumers love space. If we go to the ‘60s and the ‘70s and look at the station wagon, this is a product that consumers really loved. They were able to fit five passengers in the vehicle and also had plenty of room for their belongings.

But, over time, this was phased out and was replaced by the minivan in the ‘80s and the ‘90s. The minivan had all the same benefits, but it offered one difference, and that was command seating position for the driver. Passengers liked this because they had better visibility and they felt like they were safer because they were above the crash zone. But, the minivan had one big downfall, and that issue was that nobody wanted to be seen driving in a minivan.

So, this was phased out and we all transitioned into SUVs, and that’s what we see on the roads here today. The SUV is a very popular model and has all of the same benefits of the minivan, but it now adds this element of coolness to the vehicle, and that’s why consumers really liked it. The problem with the SUV is that it’s not really efficient package overall. It’s very large. It’s very difficult for large, crowded urban city centers, and this vehicle was really designed to go off-road, but instead we’re using it to drop our kids off at school.

What we wanted to be is the next evolution, or the post-evolution, of the SUV, so we captured the benefit of all of the space on the inside, we have a high driving command seating position, we have the coolness factor of the SUV, but we take all of that and we package it on small platform that’s about the same size as a VW Golf and bumper-to-bumper.

Slide 26 shows a cutaway of the interior of our vehicle, and the way that we like to think about it is as a third living space. We all have our homes, we all have our offices, and we believe that with autonomous driving becoming more prevalent, we’ll see more use cases inside the vehicle, and this will also become a living space. Our vehicle is designed so that it has a very modern and simple interior. We want people to feel relaxed and welcomed into this environment. This vehicle is specifically built for subscription, and this means that it’s very durable and it’s easy for us to clean and maintain, and also to repair.

You’ll notice that in this vehicle we have no screens, and we do this for a couple of reasons. The first is that it reduces cost to us as the OEM, and also the consumer, but more importantly, this vehicle will be in our fleet for up to 12 years, and the easiest way to figure out how old a vehicle is, is by looking at the screens and the infotainment system that’s in the interior. We want our vehicle to feel timeless and very clean, so consumers feel like they always have a nice new product when they get into it.

As the OEM, we will only offer our vehicle in one color and one trim, and this is for us to simplify our fleet management and to reduce costs and complexity. If you look at Slide 27, consumers have many ways to personalize their vehicle, though. Beginning with the exterior, consumers can request that the exterior be wrapped with different colors, different patterns and designs, to suit their personalities. This is also a great opportunity for our partners that use our vehicles to wrap it in their own branding, which they can use for promotional purposes. This all represents additional upside revenue opportunities for us at Canoo.

Not only can you customize the exterior of the vehicle, but also the interior. Our strategy is for consumers to bring their own device. We wanted to easily integrate the cell phone, so that it’s at the center of the user’s experience. Rather than ask our customers to learn a complicated interface which is installed by the OEM, our strategy was to take advantage of the cell phone, because consumers are already very familiar with their phones. They can use their preferred mapping apps, they can listen to whatever music systems that the want, as a couple of examples. We already see this trend happening today. As you drive down the road and you look at the vehicle next to you, there is a good chance that there’s going to be a large screen in the front of that vehicle, and right next to it the consumer will have their cell phone attached to the dashboard.

We also offer a pegboard system inside of our vehicles. This is a great way for consumers to purchase additional accessories and they can customize their experience on the inside based on their specific needs. They can use it for storage, if they want to be able to put a tablet on the wall, they would be able to do that. Again, all of these are additional revenue opportunities for Canoo.

On Slide 28, we highlight the difference between our vehicle and some of the competitors in terms of overall vehicle length versus the volume space, and you can see on the bottom half of the page that per volume foot of length we are best-in-class. Looking at the images on the left, all of these images are to scale from a length perspective, and you can see we are significantly shorter than a Honda Odyssey. We’re also shorter than a Tesla Model 3, and we’re about the same size as a VW Golf.

Now, the best way to experience our vehicle is to come to our headquarters and sit in it, but short of being able to do that, the illustration that I would like give to give you is imagine trying to get seven adults inside of a VW Golf. This physically would not be possible. But this is what we were able to accomplish with our vehicle, and it highlights the advantages of our skateboard, that you heard Ulli describe earlier, in terms of being able to have greater flexibility in overall design of the vehicle and massive interior space. There are a number of EV competitors that offer skateboards, but none of them would be able to accomplish what we are able to accomplish with ours.

On Slide 29, I’d like to talk a little bit about our autonomous driving strategy. When the Company was founded, we knew that it would be very difficult to build an electric vehicle from the ground up and also do a full autonomous program, so our solution was to make sure that we build a vehicle that could always incorporate the latest autonomous driving technology when it’s available, and we accomplished this in a few ways. The first is to make sure we always have the physical space in our vehicle to incorporate all the LiDARs, the ultrasonic sensors and cameras. We also wanted to make sure we had the electrical power and electrical architecture to run this hardware, and then we designed our ECUs and software in-house, so that we can control the back end and be able to integrate new technology as its developed.

When we come to market in 2022, we will be at a level 2.5 autonomy, which means that the driver will be in primary control of the vehicle; however, the vehicle can take over certain functions, such as adaptive cruise control, it’ll be able to stay in the lane by itself, and then it also will be able to self-park. For us, it was critically important to be make sure that we offered the features that consumers want today, but also be very cost-competitive. When I sit here now, I can’t tell you who’s going to be the winner in the autonomous driving race and I can’t tell you when level 5 will be here, but I can tell you that this vehicle can integrate that technology into it relatively easily.

On 30 is a summary of our product development timeline. This includes bringing our first vehicle to market, and also ramping up our manufacturing facility. This fall, we’ll be kicking off the retrofit of that manufacturing facility, located here in the United States, and you’ll hear Ulli talk a little bit more about this later in the presentation. We’ll also be kicking off our Gamma program. We define Gamma as the prototype vehicle that is 97% or 98% ready for full-serial production. We will have our first prototype vehicle on-site within 12 to 14 months. And we’ll continue our testing and validation on those prototypes and make any last engineering or design changes and sign-off on the program. At the beginning of 2022, our first vehicles will be available for consumer use, and later that year, in the second quarter, we’ll ramp up for serial production.

Now, this is a very aggressive timeline of approximately 21 months, but we’re confident that the team will be able to achieve this given the track record in the past. You heard Ulli describe earlier that we achieved beta program in 19 months. Traditionally, that takes three years or more. So, we believe that we’ll be able to meet this overall timing, just given the track record of the team historically.

On 31, I would like to go through our last-mile delivery vehicle program. This is a very important product for us and we have been receiving a lot of interest from a number of potential partners as it relates to logistics and delivery.

On 32, we’d like to go into some of the specifics regarding this vehicle.

As we think about ecommerce, this is a marketplace that continues to grow very quickly, projected to be over $1 trillion in 2022 in North America, and when we think about consumer behavior over the time, since ecommerce has gotten very big, they were fine waiting five days to receive a package, and that’s came down to two to three days, down to one, to within hours, and we’re seeing a lot of that happen today. We believe that the commercial vehicles that logistics players are using today will not be sufficient solutions for last-mile delivery.

These are very big vehicles that carry a lot of cargo and are designed to go on a single route and make multiple stops. What we wanted to provide was a vehicle that had a very small footprint, with massive interior space on the inside of it. We will be able to do multiple versions of our last-mile delivery vehicle using the exact same skateboard, and this is critical, because different marketplaces have different requirements. As an example, in China, given there’s a very dense population, they need to have vehicles that have very low heights, so they can fit into underground garages, versus here in the U.S., they’re more likely to want to have larger vehicles that can have a little bit more cargo space. Either way, we believe that this product will be a great solution, and I’ll touch on it in a few minutes, on some of the collaborations that we’ve been having recently.

On Slide 33 is an overview of the overall timing for this project. From commencement to delivering the first units, we anticipate that will take 18 months. As it’s currently scheduled in our business plan, we will be launching this program at the beginning of next year, and we’re confident that we can meet this timeline, because the most difficult components will be coming from our consumer vehicle, so we’ll have significant carryover, and then also we’re using a very simple top hat design for this product. You can look at the picture. On the top right, you can see we have very flat panels. These panels require no special tooling for us to be able to produce, and it’s very cost-efficient. So, we believe that this will come to market relatively quickly, and we’re excited about this product just given the interest and the demand that we’re seeing out there in the overall marketplace.

Moving on to our second consumer offering, which is our sports vehicle, which you can see in the image on Slide 34. On Slide 35, we’ll talk about it a little bit more. This vehicle will come to market in 2025, and, again, using the exact same theme, that we have far greater interior space on a small footprint, we anticipate that will be approximately 30% larger a Tesla Model 3, and this product is really targeted towards those consumers that were looking for that more traditional sedan-type vehicle. This vehicle will also be able to provide a premium and superior experience versus what’s out there on the road today.

On Slide 36 is our contract engineering business. You heard Ulli describe it earlier that we’ve had three phases of revenue, and this is the first phase of revenue that we have. This is a very important part of our overall strategy and it’s a great way for us to pool revenues early and de-risk the Company’s strategy as a whole.

On Slide 37 are a few examples that I’d like to discuss.

We’ve been targeting specifically technology companies, passenger OEMs, delivery OEMs, and then autonomous driving companies as potential partners. Currently in our pipeline, we have $120 million of projected revenue in 2021, which consists of a couple of projects that are in the advanced stages of negotiation. Overall, we have seven projects in our pipeline and they range from designing new top hats to doing engineering work on our existing skateboard platform, to potentially doing skateboard licensing in the future, which is a significant revenue upside opportunity for us, but also this could potentially reduce our overall costs through economies of scale. We also will be interested in selling commercial vehicles, which is our last-mile delivery vehicles, to potential partners.

On the bottom half of the page are a couple of case studies. Most importantly, is with Hyundai. This is something that we are incredibly proud of, to have this partnership with a world-class OEM like Hyundai. This is a multiple-phase partnership and we currently are in the first phase in doing some contract engineering work that leverages our existing technology, but we’re tailoring it to Hyundai’s specifications. With the potential opportunity to move forward into future phases, we would then be drilling into specific componentry and also doing simulations and tests on software, and then ultimately the final phase could potentially be delivering hard assets that could be tested and validated in the real world. So, this is a really great opportunity and benchmark for the marketplace, to have this kind of validation, especially considering that we are much smaller company versus Hyundai.

We are also speaking with a number European OEMs, particularly as it relates to commercial vehicles. What we have identified is that many of these OEMs have products that are designed for long distance transportation, but they’re missing that last-mile delivery 100% electric solution. We have been in discussion with a number of players and have completed technical due diligence, and we’re excited to explore the opportunity to potentially sell our vehicles to these partners.

We’ve also been working with a number of tech strategics. This is primarily related to autonomous driving. They saw our vehicle as the perfect open-source platform versus buying vehicles that are on the marketplace today, where they have to break them down and hack into the software. Their technology stacks and software stacks can easily integrate into our vehicles and bring their products to market much faster.

If I were to leave you with two primary points from this page, the first is these projects are incredibly difficult to secure. We have been working with these partners for over six months up to a year to be able to have some of these relationships, so it’s not easy for other competitors to come in and do the same thing. The second point is our competitors are purchasing their technology from OEMs; however, we have the OEMs coming to us to purchase the technology, because they recognize that we’ve done something very unique and we can help speed up their electrification strategy and bring new products to market faster.

At this point, I would like to turn it over to Alex to talk through our subscription model and go-to-market strategy. Thank you.

Alex Marcinkowski – Head of Corporate Strategy, Canoo

Thank you, Paul, and of course thank you to the Hennessy Team and all the advisors for supporting this transaction.

My name is Alex Marcinkowski and I get the privilege of leading and working on another one of the innovative aspects of Canoo, which is the subscription model, and because new models typically require some contextualization, I want to start by framing this discussion by telling you what exactly is a vehicle subscription, because it is quite new, then I want to talk about why went with this approach, and then a little about the details and the pricing and the go-to-market strategy.

Going to Slide 39, often when talking about new business models. It’s sometimes easiest just to level set and say what the model is not. So, it’s not a car-swapping model, it’s not a Zipcar model, and we’re not a ride-sharing company. At its core, subscription is a fundamental re-adaptation of a lease. We took what people really didn’t like, namely the two- to three-year time commitment and the significant down payment, and added elements that made sense from either consumer experience perspective or where we could leverage economies of scale. The four of these being: routine maintenance and repair, registration and renewal with the DMV, streamlining the insurance process by including the ability to either rollover your current liability within our app, or choose one of our preferred underwriters that Canoo has engaged, and then finally the ability to access the networks of the largest public charging providers, all within our Canoo app. The end result from these decisions is our subscription model, which in addition to being outright superior to a lease, it is the most efficient and the simplest way to have an electric vehicle for as long as you want.

Now, moving to Slide 40, I want to talk about why we went this route.

As a young company, as a start-up, we do have quite an opportunity to do things differently, and the automotive industry hasn’t changed much in the last 50 years, especially from a consumer experience perspective. There’s a lot of reasons for this, but it’s quite hard for companies that have huge global manufacturing investments and large fixed costs to pivot. The result is a lot of inertia-driven decision-making that you see today. So, day one, we took a step back and said what is the market telling us and where are current models falling short, and we noticed two key macro trends that were especially compelling to us, which is where we see the top bar chart .

The first trend that’s driving this is that people are leasing vehicles more and more. It’s actually becoming more popular than an outright purchase, especially in the plus-$30,000 price segment.

The second is a more, lets call it, a fundamental or cultural shift, where people are moving towards flexible or non-committal services, and this isn’t only true in automotive; real estate, tech, telecom, you’re seeing it everywhere, people are buying things outright less. Geographically, we’re all moving around more and we’re switching to more expense-heavy lifestyles. So, for us at Canoo, it makes a lot of sense to capture all these macro tailwinds, especially when you look and see they’re all are over-indexed in big cities and with younger consumers, and they’re going to be more prevalent two years out when we launch.

So, this is really led to the initial formation of our subscription model, but after establishing this model, again, we needed to ask the next series of questions, which is how do we make this model profitable and how do we make this a really strong consumer experience, because it is a model other folks are exploring, some are doing it today, but if we execute and do it well, everyone else is going to hop on the bandwagon, so to speak.

But there is real economic differentiation and barriers to entry for our model, and these eight characteristic buckets are the critical elements to launching a profitable and supply-constrained model, and are also specifically unique to Canoo. And I don’t want to touch on every one, but I think there are three key takeaways from these eight points that I would like to highlight.

The first is that this really needs to be an electric vehicle. The vehicle is now sitting on our balance sheet at Canoo, we have a vested interest in its end-market performance, so we need a long-lived vehicle, one that requires less MRO and one that’s truly sustainable for the 21st century. The result of all this in an electric vehicle.

The second point is that you can’t be a legacy brand or a legacy OEM and launch this, and there is a real reason why the OEM programs have struggled. The experience needs to be digital first, you can’t go through a dealer network, you need the attractive depreciation schedule that’s based on useful life and associated cash flows and not residual values, and you also don’t need to worry about cannibalizing your own products in the market. Canoo avoids all these major pitfalls.

But lastly, and most importantly, the vehicle needs to be made for membership specifically. This is where your vehicle strategy and your go-to-market and business strategy need to be married from day one, and what I mean by this is that Canoo we made a lot of conscious design and engineering choices to build a vehicle specifically for a subscription model. Not only from a durability and quality standpoint, where, frankly, Canoo is un-paralled in auto today, but also our minimalized infotainment approach, as Paul touched on, only utilizing one variant, one trim, our ability to track all the vehicle data, and our use of thermo plastics on the exterior which are far more durable and easier to replace than traditional alloys. At the end of the day, our vehicle and our Company strategy are tailor-made for this model and that has never been done before. I always like to say, “Could some company, like Tesla or Rivian, in a way run a subscription model?” Absolutely. But, unless they have all these means to properly address the elements, they’ll be far less profitable and will likely have an inferior user experience.

Moving on to Slide 41, I want to quickly draw on that lease comparison again, because I think it frames our subscription model quite nicely. On the right-hand side of the slide, we’re going to see six key differences between us and a lease both from the OEM and the consumer perspective. Again, we didn’t try to boil the ocean with this model, we just try to convert the lease into something profoundly better. Again, I’d like to highlight the top three, as they are really the most important.

The first is our elimination of the down payment or contractual breakage fees. This is an obvious consumer benefit. I don’t know anyone who likes forking over $3,000 involuntarily. What we saw, and this is reinforced by a lot of consumer research we did this year, is that there are huge number of folks in the United States interested in trying EVs for the first time. But they’re hesitant simply because a $3,000 upfront payment and the three-year commitment is a big barrier to entry. So, Canoo, by eliminating this, we effectively lower the barriers to entry for consumers and thereby increase our total addressable market, and we’re principally differentiated from our competition, and this is especially important when you consider our wait list and our target demographics consist of largely first-time EV customers.

The second difference is our month-to-month flexibility versus the standard two- to three-year term, so again, clear consumer benefit, but from our side, and this is really important from Canoo’s perspective, is that folks tend to stay in auto subscription, it’s a quite sticky business, and based on the data we utilize, and we utilize Clutch, the Cox Auto Subsidiary quite heavily, the average tenure of these non-car-swap subscriptions is 15 months to 18 months, which is one-half to two-thirds as long as a lease. This tells us that customers, they want the optionality, they want the flexibility, but if you provide a good service, a good value, and the product is essential to daily life, like a vehicle is, they will stay in the program, and by encouraging longer customer tenure, we will be able to pari-passu with lease pricing, and I’ll touch on that shortly.

The final difference I’d like to emphasize is our direct-to-consumer, no-dealer network offering. This at first blush might not seem that critical, but I want to highlight this for a few reasons, the first of which is that we avoid dealer margin, which is typically 5-plus percent of the MSRP. The second—and you’re going to hear me mention this a lot—is that it’s a fundamentally better consumer experience. I don’t know many folks that have enjoyed going to car dealerships, and we absolutely do not want to pressure people into purchasing vehicles. That is not our Company strategy and that’s not our brand. But, really, the most important element is that going direct-to-consumer enables us to build a true consumer brand. Every single OEM today, sans Tesla and maybe Nio, are just car companies. It’s why every OEM advertisement are just videos of a car on a road. They really aren’t brands. This is because the dealer actually owns the consumer relationship and they are that touchpoint. So, by us going direct-to-consumer, we not only craft that first user experience to be truly unique, but also continue to build and support our member base throughout their subscription. The end result of this, which has been validated by Tesla repurchase rates and the low attrition in their model, is that the consumers are not leaving the program or getting their family and friends to also come and subscribe, and this is really our goal.

Moving on to Slide 42, we look at how the model works from consumer experience perspective. The process is purposely simple. It’s genuinely five steps from end to end, assuming you would want to cancel your subscription, and, frankly, it’s not worth me reading off the slide and that’s really the point, we want it to be this simple for consumers. For customers, there’s only one partner needed, you don’t need to go to geico.com, you don’t need to go to the DMV or the repair shop. If I’m a customer, it’;s just, go to Canoo. And achieving this level of consumer-facing simplicity is quite difficult on our end, and I’ll touch on the partner network we’ve engaged to support this. But, I’ll say it again, we, as a young company, are uniquely positioned to address and launch models like this and, more importantly, it’s really what consumers are asking for today.

Moving on to Slide 43, I also want to discuss how we priced our model. We utilized four primary pricing methodologies, and the one highlighted here is a our lease comparator, which I’ll touch on in a second, but from a supply side, we ran a sensitized DCF analysis on a unit economics basis, targeting our desired free cash flow margin, essentially what level of profitability can we tolerate in a downside scenario and what can we achieve in a base case from our assumed pricing, and then from a demand side, or looking at how we compete in the market, we look at rideshare comps, i.e., if someone takes a Lyft or an Uber every day, combustion engine lease comps, like small luxury SUVs, and finally electric vehicle lease comps, which I will discuss here.

On the left-hand side of the slide, we look at your lease costs over a three-year period of a representative competitor electric vehicle, like a BMW i3 or a Tesla Model 3. If you take the far left grey bar, this represents the $450 advertised price, but because the monthly price is only one component of vehicle fixed costs, we need to add in the $3,000 down payment, our routine maintenance or disposal fees, our registration, and finally our charging costs, and what we see is a lease price that’s typically around 40% more than the advertised monthly rate, so let’s call it $650 a month. This represents your true base line vehicle costs. Now that this analysis is apples-to-apples from a total cost perspective with a Canoo subscription, we can match that $650 price one-for-one in our model, and there are a few reasons for this, but, frankly, it’s too long for this specific call, but there’s a lot of friction and inefficiency in lease pricing that we can exploit to achieve this price equality.

The important message here for consumers is that they have a lease or a subscription at the same price, but a subscription will win every single time for a consumer. Whether it’s flexibility, digital experience, no down payment, our offering is superior to a lease, and this is really our customer acquisition strategy, it is to compete on price, win on value and experience, it’s that simple.

Moving to Slide 44, I also want to discuss our go-to-market strategy at a high level. Our go-to-market strategy really has two pillars, the first of which is our city-by-city launch strategy, starting here in Los Angeles and then gradually expanding across the West Coast and broader U.S., similar to how Uber and Lyft did it. A city-by city launch, for us, makes a lot of sense for two reasons. First, just on the demand side, 80% of electric vehicles in the U.S. are sold in 13 key metro areas and most of our target consumers are urban dwellers, so it’s just low-hanging fruit. The second point is that this enables us to have a more targeted volume tamp and roll-out strategy to ensure our model is properly executed and that our costs are contained.

So, the second component of our launch strategy is our partner-heavy approach. A subscription model can be more operationally complex, so we wanted to lean on the experts in this space, and this partner structure on the right are the critical supporting elements we have been engaged with for over a year and will be part of our ecosystem to launch. For us, at Canoo, this makes a lot of sense, because it allows for better cost control and financial forecasting, as now more of our costs are direct quotes from partners, not big, lumpy capex assumptions, but more importantly is that this creates a better user experience. It’s fair to say that Canoo can’t do everything perfectly. By leveraging others’ expertise, it lets us focus on our core competencies and lets them do what they do best. Whether it be insurance or maintenance, we are really partnering with some of the best-in-class providers here.

And I don’t want to touch on all of them, but one that I’m most proud of is our maintenance and repair strategy. Right now, we’re going through the RFQ process with two nationally known household names in the space. If we take Los Angeles as an example market, each has more than 10 locations in our metro area. We will co-brand them as Canoo locations, utilize their existing MRO footprint, train their technicians and work directly on parts management with them. So, from a consumer perspective, it’s quite seamless, assuming one has to ever go in for maintenance and repair, which often won’t be the case, and from Canoo’s side, it keeps our city-by-city infrastructure investment far lower than our competitors.

Moving on to Slide 45, we take a look from an OEM perspective about the profitability of these two models, subscription versus sale, and before I start, I also want to understand or acknowledge that subscription or membership is looked at rather incredulously from the financial community, it’s become a bit fluffy, but one of the primary reasons we chose this model is because of its potential profitability.

On the left-hand side of the slide, this is the auto industry for the last 50 years. It’s a one-time sales model. It’s, frankly, one of the key drivers of poor OEM profitability over that period of time. A Sale, or your MSRP, is always benchmarked as a cost-plus or a margin on the bill of materials. Now, your BOM, or bill of materials, is largely determined by Tier 1 suppliers and raw materials costs, meaning most OEMs are playing in the same sandbox on the COGs side. Then, because the MSRP, or sticker price, is readily apparent and easy to compare for consumers, you end up with huge pricing elasticity, which means everyone is cost-sensitive and cost-competitive. So, you’re in a price war with limited flexibility to move costs or revenue around, and the end result of this is what we’ve seen the last 50 years. It’s a 20% to 25% gross margin and maybe a 5% to 8% EBIT margin, which, honestly, is underwhelming.

On the right-hand side is our subscription model, which, from an OEM perspective, actually easily compares with an aircraft leasing model. We have a useful asset, our Canoo vehicle that sits on our balance over its 12-plus-year useful life, we extract the cash flows from our vehicle based on our utilization and pricing assumptions. On the cost side, the model does require higher costs, in part, to support the partner network I alluded to earlier, but we’ve also budgeted over $7,000 on a per vehicle basis for maintenance, repair and refresh, so this vehicle looks and feels new and is market-competitive even as the vehicle ages, very similar to an aircraft. But, even with these conservative assumptions, what we can achieve is a four times margin versus sales, or on a discounted or NPV basis, still 2 to 2.5 times greater than the sales model.

On Slide 46, we’ll discuss this in further detail. This unit economics analysis is really at the heart of our financial model, and I want to take a minute to walk through it. This looks at one vehicle throughout its useful life in our subscription program, and before we start, I want to say that this analysis is representative and the financials that Paul will present and what is running through our Company operating model includes more conservative assumptions, like declining pricing as the vehicles age and declining utilization rates as the fleet grows.

Starting out on the revenue side, this is really driven by three assumptions, useful life, utilization rate and pricing. I’d like to start with useful life, because we’re targeting 12 years. Frankly, this is a very conservative assumption given the average age of a vehicle on the road today is 11.5 years old, but more importantly, what we have is a vehicle that’s professionally maintained, designed to last, we are limiting the vehicle mileage, it will be clean and serviced between users, and we’re upgrading it to be market competitive over the vehicle life with a new ADAS suite, new interior, new software. This is a vehicle that will look and feel new for each customer and be able to command strong pricing in market, and it’s really a nod to the future of autonomous driving and the airline industry.

The pricing is the lease equivalent that I alluded to earlier and the utilization rate is actually slightly below the industry average. Again, on utilization, it’s important to discuss utilization in terms of your customer tenure, and because we’re targeting a long-term customer, our utilization rate should be fairly high.

On the cost side, and what you see in year one, is the equity portion of the BOM, the bill of materials that we finance, including manufacturing fees, delivery fees and some amortized PP&E tooling. What you see in years two through six is the debt amortization and interest on the term loan. We have considered in this analysis a fully amortizing six-year term loan at a 4% to 5% interest rate. What’s running through continuously, and are most apparent in the outer years after the BOM has been paid off, these are the registration and renewal costs, our data costs, our public charge fees, maintenance and repair accruals, fleet insurance and logistics fees. This is a fully burdened number.

On the cash flow, I think it’s important to draw three conclusions, the first of which is quite obvious, and it’s that this model is highly cash flow generative, yielding positive free cash flow in every year after the first year. The second is that this vehicle will actually longer than 12 years. I’m not going to ask investors to value 2034 cash flow, but conceptually, it’s important to understand that we have a long-lived asset, that is professionally maintained, and has a functional base purpose as a transportation tool. So, whether it’s putting this vehicle into ride-share models or a decontented subscription, there is significant upside in this analysis that’s not being captured.

The third thing I’d like to highlight is the return on equity. The auto industry has historically bad ROE because of large fixed cost investments, and what this model does, because the only equity required is the equity financed portion of the BOM, we can leverage that amount over a lifetime of free cash flow, which results an ROE in a steady state of greater than 100%, which we believe is very compelling.

So, in conclusion, I know, and I have to acknowledge, that subscription, it tends to be a fluffy word, but I would encourage people to take a long hard look at this model, and if you look at how we modeled this on a granular level, the macro tailwinds that support the demand side of this model, the future change to autonomous driving, and the true margin potential of subscription, we do think this warrants a strong look, but can also be one of the main drivers of equity value for Canoo in the future.

With that, I’d like to turn it back over to Ulli to talk about our contract manufacturing strategy.

Ulrich (Ulli) Kranz - Chief Executive Officer, Canoo

Thank you, Alex. Let me talk about manufacturing, and what you see here on that photo, this is our first cabin sitting on our first skateboard being manufactured and produced middle of last year, 2019, at a facility in Michigan, together with our contract manufacturing partner. What I want to bring across, as you see in the backgrounds also jigs and fixtures, we were using already production equipment during our prototype build, and we also checked out all our sequencing and assembly simulation that we did in an early phase during the development time, just to see how it fits into, let me say, serial production when we go into the final production location.

The other takeaway is, if you see the stampings on the cabin, you see already how detailed designed they are, so we are already using today some volume tools for stamping the side frame, the floor pans, and because we were pretty sure at the beginning that we don’t need to make any major changes based on our simulation based on vehicle testing.

On the next slide, at Slide 48, I’d like to talk a bit about our manufacturing relationship. Right from the start, we wanted to be asset light and we wanted to engage as early as possible with a strategic partner and a world-class manufacturer. Today, we are working closely with a leading contract manufacturer, and how such a process works, I’d like to show you on this slide.

If you look at the lower part of that chart, Canoo, on the left side, as an OEM, we are designing and engineering, of course, the vehicle. We own the IP. We are paying our suppliers for all the toolings that are needed to have every component together to assemble a complete vehicle. We have the responsibility for the vehicle distribution, and of course we are going to support our contract manufacturer over the production time of our vehicle with necessary engineering changes.

On the right side, you see what a contract manufacturer’s responsibility is. Of course, they will assemble the complete vehicle, the skateboard and the cabin according to our technical specifications and according to our quality requirements. They are responsible to hire the workforce to do the training for the workers to manufacture our vehicle, and they do all the resource planning for the plant labor and the materials. They also have a purchasing team on site for the inbound and outbound logistics, and to manage the material supply.

We, as an OEM, we pay per car leaving the production line at the contract manufacturer. This is a process that is not new. It is a process that companies that do contract manufacturing used to do, and we are just a customer for this process.

On Slide 49, I’d like to give you a bit of an overview about the production process, as well. What we wanted to introduce with our vehicle architecture is a reduction in the complexity of a process, and this also reduces the capital expenditure. This was one of the reasons why a contract manufacturer actually looked at us and they wanted to start really working with us from day one. What’s so unique about our process, I’d like to show you on the right side of that chart.

As you can see, we are starting what we call a parallel process. We are starting our skateboard manufacturing at the same time as the upper body, the cabin. What that means? We can run our skateboard production in the production plant at a higher pace, a higher volume, without interfering into the upper body process, and it works the other way around, we can introduce different cabins, different vehicles, without interfering into the skateboard’s production process. This gives us a huge flexibility and it also reduces the throughput time in the production since we start both elements parallel.

Another big impact reducing cost on infrastructure is, as Alex mentioned, our vehicles’ outer skin, all the panels on the outside of our vehicles are made out of plastic, thermoplastic material. They are coming pre-painted or pre-wrapped from a supplier to the manufacturing facility. What that means? We could eliminate the paint shop completely, and in a traditional auto production plant, the paint shop is the biggest investment, the slowest process, and by far the biggest building. All of that is not needed with our architecture. What that means? It’s a huge, huge savings when it comes to cost, but it’s also a much faster process. We can reduce the throughput time for one vehicle by almost 33%.

With that said, this was one of the reasons why we could really attract a contract manufacturer working for us, with us as of day one, and this is also a process that we would consider the future process producing electric vehicles in a simpler and in a faster way, and make the process much more flexible as today’s traditional vehicle manufacturing processes.

With that said, I’d like to hand over one more time to my colleague Paul, and he will talk in more details about financials.

Paul Balciunas - Chief Financial Officer, Canoo

Thank you, Ulli. If we turn to Slide 21, we have an overview of our financial projections, and before we drill into these figures, I do want to highlight a couple of points.

The first is we wanted to build a financial model that was sustainable and profitable on itself based on the unit economics that you heard Alex describe earlier. What we did not want to do is build the model that only worked if you had to layer on a lot of government subsidies, and that’s because we don’t know how long those subsidies will be in place and available to EV companies.

The second point is we wanted to have a very conservative ramp-up. Producing a vehicle is very difficult and complicated, and those first couple of years you want to make sure you have a realistic ramp-up in terms of being able to hit those numbers and produce a quality product.

If we look at our volumes, the lifestyle consumer vehicle, we launch that in 2022 with 10,000 units, and then ramp up to 25,000 units and then double to 50,000 units where we cap out. Of course, if there’s greater demand for this product, we can install additional capacity at our manufacturing facility.

The second product is the delivery last-mile vehicle. That comes to market in 2023 and we begin with 5,000 units, and then double thereafter each year until we cap out at 50,000 units in 2026.

Our sports consumer vehicle, we launch in 2025 with 25,000 units, and we can do this a little bit higher because now we have a couple of years experience in that facility and then that would double in 2026 to 50,000 units.

Moving down to revenue, the first line item is our subscription model. What this captures is the lifestyle consumer vehicle and the sports consumer vehicle. This is based off the unit economics that Alex described earlier in the presentation where we do have declining prices as the vehicle continues to get older and then also different utilization rates as the fleet ages.

Then, this revenue growth is driven primarily by the volume figures that you see above.

On engineering and B2B, in the first two years the $120 million and $250 million, this is just Engineering Services, and then in 2023 is when the delivery vehicle comes to market and we begin selling that product, and then revenue grows as volumes ramp up.

As we move down to gross profit, on the subscription margin, I do want to flag that this is a fully burdened figure. Since we own this fleet and it sits on our balance sheet, we’re accounting for depreciation in our cost of goods sold and we’re also accruing for all of the expenses as part of our subscription model.

Looking at our margin, our target rate is approximately 40% for the subscription business. As we look at other competitors that offer subscription products in the technology sector, we see that this margin is very similar and there’s a lot of similarities between our model and their model, even though at initial glance it may appear to be very different.

This is something that Nick will speak to a little bit later on in the presentation.

As we look at engineering and B2B margin, the first two years of 21% and 38%, it’s high because we’re just paying for headcount and salaries as it relates to contract engineering. In 2023, you see it decline to 15% and this is because we’re launching our delivery vehicle this year, and this is the first year of that product coming to market. Then it recovers to approximately 20%. Our target steady state for this business is around 18% to 20%.

On the blended basis or consolidated basis, our target steady state gross profit margin is approximately 30%.

Moving down to EBITDA and EBIT in the first three years, you can see that we are incurring losses, and this is primarily due to two reasons. One, we’re launching two vehicle models during this time period, and also during this time period we’re scaling up our volume. We break even at the beginning of 2024, and I think it’s important for us to really focus on the EBIT margin figure here.

Because depreciation is such a fundamental part of our business, think about it like a rental car business, for us to be able to achieve a 20% operating profit is far greater than what you see in the traditional automotive OEM business model where that margin is closer to 5% to 10%. So, it really does highlight the power of a subscription business model with this figure being a fully-burdened margin.

Looking at operating capital expenditures, we do have two large expenses in the first two years and this is specifically related to supplier tooling as we launch our first two products, the lifestyle consumer vehicle and then the delivery vehicle. In 2023, you see a slight decline and then an increase in 2024 to $91 million because the following year we will be launching the sports consumer vehicle, and then it flat-lines at $16 million for just regular maintenance and depreciation.

With that, I will turn it over to Nick from Hennessy Capital, to talk you through the transaction summary and valuation.

Nicholas Petruska - Chief Financial Officer, Hennessy Capital Acquisition Corp. IV

Thank you, Paul. Turning now to Slide 52, we present a summary of our transaction including the Sources & Uses and implied pro forma capitalization. What I’d like to highlight on this slide, is that Canoo has a highly committed and supportive shareholder group. In addition to rolling 100% of their equity into the business combination, the existing shareholder group and their related parties are participating in the PIPE with an investment of approximately $100 million alongside side our new institutional partners in the PIPE. This $100 million new investment is in addition to the over $450 million they have already invested in the Company to date.

Beginning in the top left, you can see that the Sources are comprised of the current HCAC cash in Trust of $309 million and a fully committed common equity PIPE of $323 million. This results in over $600 million of cash to the Canoo balance sheet at closing which is expected to fully fund the equity financing requirements for the commercialization of the Canoo Lifestyle Vehicle. This is an important part of our Transaction and results in a meaningfully de-risked business plan.

As Dan mentioned earlier, as a result of outsized demand, the PIPE was oversubscribed and subsequently upsized by over $100 million with the additional proceeds being used by Canoo to pull forward the launch of the B2B delivery vehicle, which is a critical component of its dual-pronged B2B and B2C go-to-market strategy and an exciting growth initiative.

When incorporated with the $1.75 billion in stock consideration to the existing Canoo shareholders, implies pro forma ownership of approximately 13% for the PIPE Investors, 15% for the public shareholders outside of the PIPE and the remaining 72% with the existing Canoo shareholders.

The initial market capitalization will be $2.4 billion, and with the cash to the balance sheet at closing, an implied enterprise value of $1.8 billion.

The following pages, Slides 53 and 54, present our perspectives on valuation. I believe it’s sufficient to say that no matter how you look at it, Canoo represents a compelling opportunity at a highly attractive valuation and entry point relative to the peer group.

On slide 53, we look at valuation based on an implied future enterprise value and discounting it back to today at a rate of 20%. The 2 to 4x multiple of revenue used represents an attractive discount relative to the peer group which is trading at an overall median of 5x, and with less projected growth than Canoo, as shown on the last few slides of the Appendix. The transaction value implies an approximately 75% discount to the future value and 45% discount to the discounted enterprise value. It is also important to point out Canoo’s unique revenue model which combines both a traditional direct sale model in the B2B segments of delivery vehicle and Engineering Services as well as the B2C subscription model which we believe requires looking at the business in two different ways and provides further upside to the projected multiple and valuation.

We look to quantify that on the next page, Slide 54. Under a subscription model, Canoo generates consistent cash flows, 4x the margin as a direct sale, and compelling Return on Equity which actually increases over time. Further, Canoo is much less dependent on new vehicle sales creating a considerably more profitable and resilient business model. I believe this is most tangibly represented by Canoo’s subscription gross margin of approximately 40% which is right on top of Netflix with the direct sale Canoo business segments in line with Tesla’s at around 20%. As such, it is clear that subscription driven business models drive a premium valuation.

Our Sum-Of-The-Parts valuation uses the median multiple of the last five years which implies sizable discounts to current market multiples of approximately 25% for the subscription revenues and 60% for the direct-sale portion of the business. We believe this more conservative approach is warranted yet it still implies substantial upside of over 200% and an enterprise value of over $5 billion.

It is also worth noting that under a subscription model only a fraction of the revenue and earnings are recognized in the initial year of the subscription as compared to a direct sale model with 100% of the revenue and earnings recognized in the year of the sale which also needs to be accounted for and normalized when comparing Canoo’s revenue and earnings, and their corresponding multiples, to companies with more traditional revenue models.

With that, I’ll turn it back over to Ulli for closing remarks.

Ulrich (Ulli) Kranz - Chief Executive Officer, Canoo

Thank you, Nick. And thanks for listening in today.

Operator

Ladies and gentlemen, this concludes today’s conference call. Thank you for participating. You may now disconnect.

Forward Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, expectations and timing related to commercial product launches, potential benefits of the transaction and the potential success of Canoo’s go-to-market strategy, and expectations related to the terms and timing of the transaction. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Canoo’s and HCAC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Canoo and HCAC. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of HCAC or Canoo is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to Canoo; risks related to the rollout of Canoo’s business and the timing of expected business milestones and commercial launch; risks related to future market adoption of Canoo’s offerings; risks related to Canoo’s go-to-market strategy and subscription business model; the effects of competition on Canoo’s future business; the amount of redemption requests made by HCAC’s public stockholders; the ability of HCAC or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future, and those factors discussed in HCAC’s final prospectus filed on March 4, 2019, Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020 and June 30, 2020, in each case, under the heading “Risk Factors,” and other documents of HCAC filed, or to be filed, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither HCAC nor Canoo presently know or that HCAC and Canoo currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect HCAC’s and Canoo’s expectations, plans or forecasts of future events and views as of the date of this communication. HCAC and Canoo anticipate that subsequent events and developments will cause HCAC’s and Canoo’s assessments to change. However, while HCAC and Canoo may elect to update these forward-looking statements at some point in the future, HCAC and Canoo specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing HCAC’s and Canoo’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information for Investors and Shareholders

In connection with the proposed business combination, HCAC will file a registration statement on Form S-4, including a proxy statement, with the SEC. Additionally, HCAC will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC’s web site at www.sec.gov. Security holders of HCAC are urged to read the registration statement / proxy statement and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

HCAC and its directors and officers may be deemed participants in the solicitation of proxies of HCAC’s stockholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of HCAC’s executive officers and directors in the solicitation by reading HCAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, and the registration statement / proxy statement and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of HCAC’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement relating to the business combination when it becomes available.